

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Subramaniam Viswanathan
Chief Financial Officer
Chimera Investment Corporation
630 Fifth Avenue , Ste 2400
New York, NY 10111

  Re: CHIMERA INVESTMENT CORP
    Form 10-K for the year ended December 31, 2022
    File No. 001-33796

Dear Subramaniam Viswanathan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction